

September 26, 2025

Glenn Chamandy
Chief Executive Officer
Gildan Activewear Inc.
600 de Maisonneuve Boulevard West
33rd Floor
Montréal, Québec
Canada H3A 3J2

> **Re: Gildan Activewear Inc.**
> **Registration Statement on Form F-4**
> **Filed September 22, 2025**
> **File No. 333-290427**

Dear Glenn Chamandy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing